               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D


          Under the Securities Exchange Act of 1934
                    (Amendment No. )

                    CHARTWELL LEISURE INC.
                       (Name of Issuer)

          Common Stock, Par Value, $0.01 Per Share
               (Title of Class of Securities)

                         16139F106
                       (CUSIP Number)

                    Stephen M. Davis, Esq.
                    Werbel & Carnelutti
                    A Professional Corporation

     711 Fifth Avenue, New York, New York 10022, (212) 832-8300
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    January 31, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13-d-
1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         Page 1 of 47

                              SCHEDULE 13D
-------------------                          -----------------
CUSIP No. 16139F106                          Page 2 of 47 Pages
-------------------                          ------------------

=================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Brahman Partners II, L.P.
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  [X]
                                                       (b)  [ ]
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------
8  SHARED VOTING POWER
     285,549
-----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     285,549
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     285,549
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                         [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.0%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
=================================================================
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (10-96)

                         SCHEDULE 13D
-------------------                          -----------------
CUSIP No. 16139F106                          Page 3 of 47 Pages
-------------------                          ------------------

=================================================================
1    NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Brahman Partners II Offshore, Ltd.
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [X]
                                                       (b)  [ ]
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC
----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------
8  SHARED VOTING POWER
     115,200
-----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     115,200
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     115,200
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                         [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.2%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
=================================================================
           *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (10-96)

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 16139F106                          Page 4 of 47 Pages
-------------------                          -----------------

=================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     B-Y Partners, L.P.
----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [x]
                                                       (b)  [ ]
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7  SOLE VOTING POWER
     0
-----------------------------------------------------------------
8  SHARED VOTING POWER
     341,500
-----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
     0
-----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     341,500
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.6%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
=================================================================
          *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (10-96)

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 16139F106                          Page 5 of 47 Pages
-------------------                          -----------------

=================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Brahman Capital Corp.
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [x]
                                                       (b)  [ ]
----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------
8  SHARED VOTING POWER
     366,900
-----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     366,900
----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     366,900
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                         [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
=================================================================
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (10-96)

                         SCHEDULE 13D

-------------------                          ----------------
CUSIP No. 16139F106                          Page 6 of 47 Pages
-------------------                          -----------------

=================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Brahman Management, L.L.C.
---------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [x]
                                                       (b)  [ ]
-----------------------------------------------------------------
3  SEC USE ONLY
----------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7  SOLE VOTING POWER
          0
----------------------------------------------------------------
8  SHARED VOTING POWER
     927,000
----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     927,000
----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     927,000
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                         [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.8%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     CO
=================================================================
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (10-96)

                         SCHEDULE 13D

-------------------                          -----------------
CUSIP No. 16139F106                          Page 7 of 47 Pages
-------------------                          -----------------

=================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Brahman Institutional Partners, L.P.
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [x]
                                                       (b)  [ ]
----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC
----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7  SOLE VOTING POWER
          0
----------------------------------------------------------------
8  SHARED VOTING POWER
     299,951
-----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     299,951
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     299,951
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                         [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.2%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
=================================================================
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (10-96)

                         SCHEDULE 13D

------------------                           -----------------
CUSIP No. 16139F106                          Page 8 of 47 Pages
-------------------                          -----------------

================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Peter A. Hochfelder
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [x]
----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
---------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7  SOLE VOTING POWER
          0
----------------------------------------------------------------
8  SHARED VOTING POWER
     1,293,900
-----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     1,293,900
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,293,900
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
=================================================================
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (10-96)
                         SCHEDULE 13D
-------------------                          -----------------
CUSIP No. 16139F106                          Page 9 of 47 Pages
-------------------                          -----------------
=================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Robert J. Sobel
----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [x]
----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
-----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]
-----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------
8  SHARED VOTING POWER
     1,293,900
----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     1,293,900
----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,293,900
-----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%
-----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
=================================================================
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (10-96)

                         SCHEDULE 13D

-------------------                          -------------------
CUSIP No. 16139F106                          Page 10 of 47 Pages
-------------------                          -------------------

=================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON
     Mitchell A. Kuflik
----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [x]
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
----------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]
----------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------
8  SHARED VOTING POWER
     1,293,900
----------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
----------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     1,293,900
-----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,293,900
----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                               [ ]
-----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.6%
----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     IN
=================================================================
               *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (10-96)
                                             Page 11 of 47 Pages

                         SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities: Common Stock, par value,
                                    $0.01 per share
                                   ("Common Stock")

          (b)  Issuer:   Chartwell Leisure, Inc. (the "Issuer")
                         605 Third Avenue, 23rd Floor
                         New York, New York 10158


Item 2.   Identity and Background

          (a-c), (f). The persons (the "Reporting Persons") filing this statement are Brahman Partners II, L.P. ("Brahman"), a Delaware limited partnership, B-Y Partners, L.P. ("B-Y"), a Delaware limited partnership, Brahman Institutional Partners, L.P. ("Institutional"), a Delaware limited partnership, Brahman Management L.L.C. ("Management"), a Delaware limited liability corporation, Brahman Capital Corp. ("Capital"), a Delaware corporation, Peter A. Hochfelder ("Hochfelder"), a citizen of the United States, Robert J. Sobel ("Sobel"), a citizen of the United States, Mitchell A. Kuflik ("Kuflik"), a citizen of the United States, and Brahman Partners II Offshore, Ltd. ("Offshore"), a Cayman Islands corporation. The principal address of Brahman, B-Y, Institutional, Management, Capital, Hochfelder, Sobel, Kuflik and Offshore is 277 Park Avenue, 26th Floor, New York, New York 10017.

          Management is the general partner of B-Y, Brahman and Institutional. Capital is the investment manager for Offshore and for the investment accounts of Genesis Capital Fund and a foreign investment fund (together, the "Capital Client Accounts"). The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Capital and the Managing Members of Management are set forth on Exhibit A hereto which is incorporated herein by reference. Hochfelder, Sobel and Kuflik are the sole stockholders of Capital. Hochfelder, Sobel, Kuflik, are in a position to directly and indirectly determine the investment and voting decisions made by Management and Capital and, consequently, Brahman, B-Y, Institutional, Offshore and the Capital Client Accounts.

          The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange
Act of 1934 (the "Act").

                                             Page 12 of 47 Pages

          (d, e). During the last five years, none of the Reporting Persons nor, as applicable, their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase price of the shares (the
"Shares") of the Issuer's Common Stock purchased by the Reporting
Persons was $17,867,986.09. The Reporting Persons, as applicable, purchased the Shares with funds from their respective working capital.

Item 4.   Purpose of Transaction

          The Reporting Persons named in Item 2 of this Schedule 13D purchased the Shares of the Issuer's Common Stock for investment purposes and not for the purpose of controlling the Issuer. The Reporting Persons currently have no plans, proposals or intentions which would result in any of actions described in clause (a) through (j) of Item 4 Rule 13d-101 of the Act.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on January 31, 1997, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth below (based upon representations made to the Reporting Persons by the Issuer).


     Name                Shares of
                         Common Stock             Percentage
-------------------------------------------------------------
     Hochfelder(1)       1,293,900                13.6%
-------------------------------------------------------------
     Sobel(1)            1,293,900                13.6%
-------------------------------------------------------------
     Kuflik(1)           1,293,900                13.6%
-------------------------------------------------------------
     Offshore              115,200                 1.2%
-------------------------------------------------------------
                                             Page 13 of 47 Pages

     Name                Shares of
                         Common Stock             Percentage
-------------------------------------------------------------
     Capital(2)            366,900                 3.9%
-------------------------------------------------------------
     Management(3)         927,000                 9.8%
-------------------------------------------------------------
     Brahman               285,549                 3.0%
-------------------------------------------------------------
     B-Y                   341,500                 3.6%
-------------------------------------------------------------
     Institutional         299,951                 3.2%



     (1) Includes shares of the Issuer's Common Stock attributable to B-Y, Brahman, Institutional, Offshore and the Capital Client Accounts. The aggregate number of shares of the Issuer's Common Stock held, respectively, for the Capital Client Accounts and Offshore is 251,700 and 115,200 shares.

     (2) Includes shares of the Common Stock attributable to Offshore and the Capital Client Accounts.

     (3) Includes shares of the Common Stock attributable to B-Y, Brahman and Institutional.

          (b) Each of the Reporting Persons has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the Shares of which it is deemed the beneficial owner, as the case may be. Hochfelder, Sobel and Kuflik may be deemed to share with Brahman, B-Y, Institutional, Management and Capital such powers with respect to the Common Stock which Brahman, B-Y, Institutional, Management and Capital are deemed to beneficially own. By virtue of Capital's role as investment manager for Offshore and the Capital Client Accounts, Capital currently may be deemed to have the sole power to direct the voting and disposition of the Common Stock held for the accounts of Offshore and the Capital Client Accounts.

          (c) The following table sets forth the transactions effected by applicable Reporting Persons listed on Item 5 (a) above during the past sixty (60) days. Each transaction set forth below reflects a purchase effected by means of routine brokerage trades on the Nasdaq National Market.

                                             Page 14 of 47 Pages

                                   Price Per          Number
Reporting Person    Trade Date      Share $         of Shares
----------------------------------------------------------------
Brahman             12/3/96        12.625               2,500
--------------------------------------------------------------
Brahman             12/9/96        13.425               8,600
--------------------------------------------------------------
Brahman             12/12/96       13.300              53,700
-----------------------------------------------------------------
Brahman             12/13/96       13.125              23,600
-----------------------------------------------------------------
Brahman             1/2/97         12.875              46,551*
---------------------------------------------------------------
B-Y                 12/9/96        13.425               5,400
-----------------------------------------------------------------
B-Y                 12/12/96       13.300              33,800
-----------------------------------------------------------------
B-Y                 12/13/96       13.125              14,900
---------------------------------------------------------------
Institutional       1/2/97         ------              46,551*
--------------------------------------------------------------
Capital             12/9/96        13.425                 800
-------------------------------------------------------------
Capital             12/9/96        13.425               3,600
--------------------------------------------------------------
Capital             12/9/96        13.425               1,600
----------------------------------------------------------------
Capital             12/12/96       13.300              22,500
----------------------------------------------------------------
Capital             12/12/96       13.300              10,000
----------------------------------------------------------------
Capital             12/12/96       13.300               5,000
---------------------------------------------------------------
Capital             12/13/96       13.125               2,200
-----------------------------------------------------------------
Capital             12/13/96       13.125               9,900
-----------------------------------------------------------------
Capital             12/13/96       13.125               4,400

---------

*    Reflects a re-allocation of shares between affiliates.

                                             Page 15 of 47 Pages

     On January 31, 1997, the Reporting Persons acquired
1,000,000 shares of the Issuer's Common Stock in a private placement transaction.

          (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which the Reporting Persons may be deemed to own beneficially.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of Issuer

               On January 31, 1997, Chartwell Leisure Inc. and the investors listed therein entered into an agreement with the Issuer providing for the purchase in the aggregate of 1,000,000 Shares of the Issuer's Common Stock, among other matters, pursuant to which the investors have the right to put the shares purchased under the agreement back to the Issuer if certain requirements are not fulfilled by the Issuer within a certain period of time.

Item 7.   Material to be filed as Exhibits

          Exhibit A  -- Directors and Executive Officers of
Brahman Capital Corp. and Managing Members of Management.

          Exhibit B -- Joint Filing Agreement dated February 10,
1997.

          Exhibit C -- Stock Purchase Agreement dated January 31,
1997 by and among Chartwell Leisure Inc. and the investors listed therein.
                                             Page 16 of 47 Pages

          After reasonable inquiry and to the best of our know-ledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997

BRAHMAN CAPITAL CORP.

By:  /s/ Peter A. Hochfelder
     -----------------------------
   Name:   Peter A. Hochfelder
     Title:  President


BRAHMAN MANAGEMENT L.L.C.

By:  /s/ Peter A. Hochfelder
     -----------------------------
     Name:   Peter A. Hochfelder
     Title:  President


BRAHMAN PARTNERS II, L.P.

     By:  Brahman Management L.L.C.

     By:  /s/ Peter A. Hochfelder
          -------------------------
        Name:   Peter A. Hochfelder
        Title:  President


B-Y PARTNERS, L.P.

     By:  Brahman Management L.L.C.

     By:   /s/ Peter A/Hochfelder
          -------------------------
        Name:   Peter A. Hochfelder
        Title:  President


BRAHMAN INSTITUTIONAL
PARTNERS, L.P.

     By:  Brahman Management L.L.C.

     By:  /s/ Peter A. Hochfelder
          -------------------------
        Name:   Peter A. Hochfelder
        Title:  President

                                          Page 17 of 47 Pages


/s/ Peter A. Hochfelder
-------------------------------
Peter A. Hochfelder


/s/ Robert J. Sobel
-------------------------------
Robert J. Sobel


/s/ Mitchell A. Kuflik
-------------------------------
Mitchell A. Kuflik

                                             Page 18 of 47 Pages

                    EXHIBIT A


          DIRECTORS AND EXECUTIVE OFFICERS OF
               BRAHMAN CAPITAL CORP. AND
     THE MANAGING MEMBERS OF BRAHMAN MANAGEMENT L.L.C.


          The name and present principal occupation or employment of the directors and executive officers of Brahman Capital Corp., the Managing Members of Brahman Management L.L.C. and the directors of Brahman Partners II Offshore, Ltd. are set forth below. The business address of each director and executive officer is 277 Park Avenue, 26th Floor, New York, New York 10017. All such persons are United States citizens, with the exception of Anthony J. Stocks, a citizen of the United Kingdom and John M.S. Verhooren, a citizen of the Netherlands.



                              Present Principal
Name and Position             Occupation or Employment

Peter A. Hochfelder           President of Brahman Capital Corp.
                                and Managing Member of
                                Brahman Management L.L.C.
Robert J. Sobel               Vice President and Secretary of
                                Brahman Capital Corp. and the
                                Managing Member of Brahman
                                Management L.L.C.
Mitchell A. Kuflik            Vice President and Treasurer of
                                Brahman Capital Corp. and the
                                Managing Member of Brahman
                                Management L.L.C.

Directors of Brahman
Partners II Offshore, Ltd.

Anthony J. Stocks   Director of Brahman Partners II
                Offshore, Ltd.
John M.S. Verhooren Director of Brahman Partners II
                Offshore, Ltd.

                                             Page 19 of 47 Pages


                         EXHIBIT B

                    JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per Share, of Chartwell Leisure Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence there-of, the undersigned, being duly authorized, have executed this Joint Filing Agreement (which may be executed in counterparts) as of this 10th day of February, 1997.

BRAHMAN CAPITAL CORP.

By: /s/ Peter A/Hochfelder
     ----------------------------
   Name:   Peter A. Hochfelder
     Title:  President


BRAHMAN MANAGEMENT L.L.C.

By:  /s/ Peter A. Hochfelder
     ----------------------------
     Name:   Peter A. Hochfelder
     Title:  President


BRAHMAN PARTNERS II, L.P.

     By:  Brahman Management L.L.C.

     By:  /s/ Peter A. Hochfelder
          --------------------------
        Name:   Peter A. Hochfelder
        Title:  President


B-Y PARTNERS, L.P.

     By:  Brahman Management L.L.C.

     By:  /s/ Peter A. Hochfelder
          --------------------------
        Name:   Peter A. Hochfelder
        Title:  President

                                             Page 20 of 47 Pages


BRAHMAN INSTITUTIONAL
PARTNERS, L.P.


     By:  Brahman Management L.L.C.

     By:  /s/ Peter A. Hochfelder
          -------------------------
        Name:   Peter A. Hochfelder
        Title:  President

/s/ Peter A. Hochfelder
-------------------------------
Peter A. Hochfelder


/s/ Robert A. Sobel
-------------------------------
Robert J. Sobel


/s/ Mitchell A. Kuflik
-------------------------------
Mitchell A. Kuflik

                                             Page 21 of 47 Pages


                         EXHIBIT C


               SECURITIES PURCHASE AGREEMENT

                           among

                    CHARTWELL LEISURE INC.

                           and

               THE INVESTORS LISTED HEREIN




                    January 31, 1997

                                             Page 22 of 47 Pages


                         PURCHASE AGREEMENT


Dear Sirs:

     Chartwell Leisure Inc., a Delaware corporation (the "Company"), hereby agrees with Quota Fund N.V. - "Brahman", Brahman Partners II, L.P., Genesis Capital Fund - "Brahman", B-Y Partners, L.P., Brahman Institutional Partners, L.P. and Brahman Partners II Offshore, Ltd. (individually an "Investor" and collectively the "Investors") as follows:

SECTION 1      AUTHORIZATION OF SECURITIES

          (a) The Company has authorized 100,000,000 shares of Common Stock, $.01 par value (the "Common Stock"), of which 9,492,850 shares were issued and outstanding as of the close of business on January 30, 1997 and 10,000,000 shares of Preferred Stock, $1.00 par value the ("Preferred Stock") of which no shares were issued and outstanding as of September 30, 1996.

SECTION 2      PURCHASE AND SALE OF SECURITIES

          (a) Subject to the terms and conditions set forth in this Agreement and in reliance upon the Company's and the Investors' representations set forth below, on the Closing Date (as defined below) the Company shall sell to the Investors, and the Investors shall purchase from the Company, the number of shares of Common Stock set forth on Schedule 2 at $14.00 per share for an aggregate cash purchase price (the "Purchase Price") as set forth on Schedule 2 (such shares, collectively, the "Shares"). Such sale and purchase shall be effected on the Closing Date by the Company executing and delivering to the Investors, duly registered in each Investor's name, a duly executed stock certificate evidencing the Shares being purchased by it, against delivery by each Investor to the Company of the Purchase Price by wire transfer of immediately available funds to such account as the Company shall designate on the Closing Date. The Company shall maintain such funds in a segregated interest-bearing account (the "Segregated Account") for the sole benefit of the Investors until such time as the conditions set forth in
Section 7 of this Agreement are met or the Investors exercise their rights under Section 7.2, in which case the funds shall immediately, but in no event more than one Business Day after exercise of such right, be returned to the Investors against delivery of such Shares as provided in Section 7.2.

                                             Page 23 of 47 Pages


          (b) The closing (the "Closing") of such sale and purchase shall take place at 10:00 A.M., New York City time, on January 31, 1997 or on such other date as the Investors and the Company agree to in writing (the "Closing Date"), at the offices of Werbel & Carnelutti, 711 Fifth Avenue, 5th Floor, New York, New York, 10022, or at such other location as the Investors and the Company shall mutually select and agree to.

SECTION 3       REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Investors that:


     3.1  Corporate Organization

          (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

          (b) The Company has all requisite power and authority and has all necessary approvals, licenses, permits and authorization to own and lease its properties and to carry on its business as now conducted, except where the failure to have such approvals, licenses, permits or authorizations would not have a material adverse effect on the business or financial position of the Company and its subsidiaries, taken as a whole .

          (c) The Company has filed all necessary documents to qualify to do business as a foreign corporation in, and the Company is in good standing under the laws of, each jurisdiction in which the conduct of the Company's business or the nature of the property owned require such qualification, except where the failure to so qualify would not have a material adverse affect on the business or financial position of the Company and its subsidiaries taken as a whole.

     3.2  Business

     The Company has caused to be delivered to the Investors copies of the following, without exhibits thereto (collectively, including the exhibits thereto the "SEC Reports and Filings"):

          (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (File No. 0-24794) filed with the Commission on April 1, 1996, as amended by the Company's Annual Report on Form 10-K/A filed with the Commission on May 24, 1996, as amended by the Company's Annual Report on Form 10-K/A filed with the Commission on July 3, 1996;

                                             Page 24 of 47 Pages

          (ii) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 filed with the Commission on May 15, 1996;

          (iii) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996 filed with the Commission on August 8, 1996, as amended by the Company's Quarterly Report on Form 10-Q/A filed with the Commission on August 9, 1996;

          (iv) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996 filed with the Commission on November 12, 1996;

          (v) The Company's Current Report on Form 8-K, dated January 23, 1996, filed with the Commission on February 7, 1996, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on April 2, 1996, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on July 3, 1996, as amended by the Company's Current Report on Form 8-K/A filed with the Commission on July 9, 1996;

          (vi) The Company's Current Report on Form 8-K, dated
October 1, 1996, filed with the Commission on October 15, 1996 as amended by the Company's Current Report on Form 8-K filed with the Commission on December 12, 1996;

          (vii) The Company's registration statement on Form S-3 dated November 22, 1996.

     The SEC Reports and Filings include all filings required to be made by the Company since January 1, 1996 under the Securities Act of 1933, as amended (the "Securities Act) and the Exchange Act of 1934 (the "Exchange Act") and any rules and regulations promulgated thereunder. The SEC Reports and Filings, when filed, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. None of the SEC Reports and Filings, at the time of filing contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they were made. The Company has taken all necessary actions to ensure its continued inclusion in, and the continued eligibility of the Common Stock for trading on The NASDAQ Stock Market under all currently effective and, to the Company's knowledge, currently proposed inclusion requirements. Each balance sheet included in the SEC Reports and Filings (including any related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the other financial statements included in the SEC Reports and Filings (including any

                                        Page 25 of 47 Pages

related notes and schedules) fairly presents in all material respects the consolidated results of operations or other information therein of Company and its Subsidiaries for the periods or as of the dates therein set forth in accordance with GAAP consistently applied during the periods involved (except that the interim reports are subject to adjustments which might be required as a result of year end audit and except as otherwise stated therein).

     3.3  Financial Statements

     The audited consolidated balance sheet of the Company as at December 31, 1995 and the unaudited consolidated balance sheet of the Company as at September 30, 1996 fairly present in all material respects the consolidated financial position of the Company as at the dates thereof, and the related consolidated statements of operations, equity and cash flows for the year ended December 31, 1995 and the nine months ended September 30, 1996 fairly present the results of operations of the Company and its subsidiaries for the respective periods indicated (except that the interim reports are subject to adjustments which might be required as a result of year end audit and except as otherwise stated therein). All such financial statements, including the schedules and notes thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") applied consistently throughout the periods involved, except as otherwise stated therein.

     3.4  Capitalization

          (a) As of the date hereof, the Company has authorized 100,000,000 shares of Common Stock, $.01 par value (the "Common Stock"), of which 9,492,850 shares were issued and outstanding as of the close of business on January 30, 1997 and 10,000,000 shares of Preferred Stock, $1.00 par value the ("Preferred Stock") of which no shares were issued and outstanding as of September 30, 1996.

          (b) All the outstanding shares of capital stock of the Company have been duly and validly issued and are fully paid and non-assessable. Upon issuance, sale and delivery as contemplated by this Agreement, the Shares will be duly authorized, validly issued, fully paid and non-assessable shares of the Company, free of all preemptive or similar rights.

          (c) Except as set forth on Schedule 3.4 hereto, on the Closing Date there will be no shares of Common Stock issuable upon exercise or conversion of any security of the Company nor will there be any rights, options or warrants outstanding or other agreements to acquire shares of Common Stock nor will the Company be contractually obligated to purchase, redeem or otherwise acquire any of its outstanding shares of Common Stock.

                                      Page 26 of 47 Pages

No shareholder of the Company is entitled to any preemptive or similar rights to subscribe for shares of capital stock of the Company. Except as set forth on Schedule 3.4, no shareholders have registration rights with respect to their shares.

     3.5  Corporate Proceedings, etc.

     The Company has authorized the execution, delivery, and performance of this Agreement and each of the transactions and agreements contemplated hereby (the "Related Transactions"). No other corporate action (including shareholder approval) is necessary to authorize such execution, delivery and performance of this Agreement or the transactions contemplated hereby (other than various actions to be taken in connection with the Rights Offering (as defined herein) and the transactions contemplated by
Section 10 hereof), and upon such execution and delivery, this Agreement shall constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and general principles of equity.

     3.6  Consents and Approvals

     Except for the consents and filings described in Schedule
3.6 hereto, the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby (other than the Rights Offering (as defined herein) and the matters contemplated by Section 10 hereof) do not require the Company to obtain any consent, approval or action of, or make any filing with or give any notice to, any corporation, person or firm or any public, governmental or judicial authority.

     3.7  Absence of Defaults, Conflicts, etc.

     The execution and delivery of this Agreement do not, and the fulfillment of the terms hereof by the Company, and the issuance of the Shares will not, result in a breach of any of the terms, conditions or provisions of, or constitute a default under, or permit the acceleration of rights under or termination of, any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or other material agreement of the Company (collectively the "Key Agreements and Instruments"), or the Restated Certificate of Incorporation or the Amended and Restated By-Laws of the Company, or any rule or regulation of any court or federal or state regulatory board or body or administrative agency having jurisdiction over the Company or over its properties or businesses.

                                    Page 27 of 47 Pages

          No event has occurred and no condition exists which, upon notice or the passage of time, would constitute a default under any such Key Agreements and Instruments or in any material license, permit or authorization to which the Company is a party or by which it may be bound.

     3.8  Compliance with Law

          (a)  The Company is not in violation of any
laws, ordinances, governmental rules or regulations to which it is subject, including without limitation, laws or regulations relating to the environment or to occupational health and safety which violation would or might materially adversely affect the properties, business, prospects, profits or condition (financial or otherwise) of the Company.

          (b) The Company has all licenses, permits, franchises or other governmental authorizations necessary to the ownership of its property or to the conduct of its business, which if violated or not obtained would or be reasonably likely to materially adversely affect the properties, business, prospects, profits or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole. The Company has not finally been denied any application for any such licenses, permits, franchises or other governmental authorizations necessary to its business.

     3.9  Pending Actions

     There is no action, suit, investigation or proceeding pending or, to the Company's knowledge, threatened against the Company or any of its properties or assets by or before any court, arbitrator or governmental body, department, commission, board, bureau, agency or instrumentality, which questions the validity of this Agreement, the Related Transactions, the issuance or validity of the Shares or any action taken or to be taken pursuant hereto or thereto, or which is reasonably likely to result in any material adverse change in the business or financial condition of the Company and its subsidiaries, taken as a whole, nor has the Company been notified that either it or any of its officers, directors or affiliates is the subject of any investigation or inquiry, informal or otherwise, conducted by the SEC or NASDAQ and the Company is not in default with respect to any judgment, order, writ, injunction, decree, or award having applicability to it or its business or properties, other than any such defaults which would not have a material adverse effect on the business or financial position of the Company and its subsidiaries, taken as a whole.

                                             Page 28 of 47 Pages

     3.10 Private Offering

     Neither the Company nor anyone acting on its behalf has sold or has offered any of the Shares for sale to, or solicited offers to buy from, or otherwise approached or negotiated with respect thereto with, any prospective purchaser, other than the Investor. Neither the Company nor anyone acting on its behalf shall offer the Shares for issue or sale to, or solicit any offer to acquire any of the same from, anyone so as to bring the issuance and sale of such Shares, or any part thereof, within the provisions of
Section 5 of the Securities Act. Based upon the representations of the Investors set forth in Section 4, the offer, issuance and sale of the Shares are and will be exempt from the registration and prospectus delivery requirements of the Securities Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

     3.11 Brokerage

     There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement made by or on behalf of the Company.

     3.12 Material Facts

     This Agreement, the schedules furnished contemporaneously herewith, and the other agreements, documents, certificates or written statements furnished or to be furnished to the Investors, including the SEC Reports and Filings, through the Closing Date by or on behalf of the Company in connection with the transactions contemplated hereby, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein or herein, in light of the circumstances in which they were made, not misleading.

SECTION 4 REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

     Each Investor represents and warrants to the Company as follows:
          (a) It is acquiring the Shares for its own account for investment and not with a view towards the resale, transfer or distribution thereof, nor with any present intention of distributing the Shares, but subject, nevertheless, to any requirement of law that the disposition of the Investor's property shall at all times be within the Investor's control, and without prejudice to the Investor's right at all times to sell or

                                         Page 29 of 47 Pages

otherwise dispose of all or any part of such securities under a registration under the 1933 Act or under an exemption from said registration available under the 1933 Act.

          (b) It has full power and legal right to execute and deliver this Agreement and to perform its obligations hereunder.

          (c) Brahman Partners II, L.P., Brahman Institutional Partners, L.P. and B-Y Partners, L.P., are limited partnerships, duly organized under the laws of Delaware; and Quota Fund NV-- "Brahman" and Genesis Capital Fund - "Brahman", are investment accounts managed by Brahman Capital Corp. and Brahman Partners, respectively; and Brahman Partners II Offshore, Ltd., is a tax-exempt corporation organized under the laws of the Cayman Islands.

          (d) It has taken all action necessary for the authorization, execution, delivery, and performance of this Agreement and its obligations hereunder, and, upon execution and delivery by the Company, this Agreement shall constitute the valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights and general principles of equity.

          (e) There are no claims for brokerage commissions or finder's fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement made by or on behalf of the Investor.

          (f) It has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Company as contemplated by this Agreement, and is able to bear the economic risk of such investment for an indefinite period of time. It has been furnished access to such information and documents as it has requested and has been afforded an opportunity to ask questions of and receive answers from representatives of the Company concerning the terms and conditions of this Agreement and the purchase of the Shares contemplated hereby and the business and financial condition of the Company.

          (g) It is an "accredited investor" as such term is defined in Rule 501 under the Securities Act and each, other than Quota Fund N.V. - "Brahman", Genesis Capital Fund - "Brahman" and Brahman Partners II Offshore, Ltd. (collectively, the "Non-Brahman QIBs"), is a Qualified Institutional Buyer as defined under Rule 144A of the Securities Act. The Non-Brahman QIBs are institutional investors.

                                             Page 30 of 47 Pages

          (h) Each of the Investors (a) acknowledges that the Shares are not registered under the Securities Act or under any state securities laws and that the Shares to be acquired by it must be held indefinitely by it unless they are subsequently registered under the Securities Act and under any applicable state securities laws or an exemption from registration is available, (b) is aware that any routine sales pursuant to Rule 144 promulgated under the Securities Act of the Shares may be made only in limited amounts and in accordance with the terms and conditions of that Rule and that in such cases where the Rule is not applicable, compliance with some other registration exemption will be required, (c) is aware that Rule 144 is not presently available for use by any Investor for resale of the Shares and
(d) is aware that, except as provided in Section 10 of this Agreement, the Company is not obligated to register under the Securities Act any sale, transfer or other disposition of the Shares.



SECTION 5 ADDITIONAL COVENANTS OF THE PARTIES

     5.1  Resale of Securities

          (a) Each Investor covenants that it will not sell or otherwise transfer the Shares except pursuant to an effective registration under the Securities Act or unless it delivers to the Company an opinion of counsel, in form and substance reasonably acceptable to the Company, to the effect that the sale or transfer qualifies as an exempt transaction under the Securities Act and the rules and regulations promulgated thereunder.

          (b) The certificates evidencing the Shares will bear the following legend reflecting the foregoing restrictions on the transfer of such securities:

     "The securities evidenced hereby have not been registered under the Securities Act of 1933, as amended (the "Act"), and may not be transferred except pursuant to an effective registration under the Act or in a transaction which, in the opinion of counsel reasonably satisfactory to the Company, qualifies as an exempt transaction under the Act and the rules and regulations promulgated thereunder. Prior to August 1, 1997, the transfer of the shares represented by this certificate is restricted pursuant to the Securities Purchase Agreement among Chartwell Leisure Inc. and the investors listed therein, dated January 31, 1997."

                                             Page 31 of 47 Pages

     5.2  Covenants Pending Closing

     Until the Closing, the Company will not, without each Investor's prior written consent, take any action which would result in any of the covenants contained in this Agreement becoming incapable of performance. The Company will promptly advise the Investors of any action or event of which it becomes aware which has the effect of rendering any of such covenants incapable of performance.

     5.3  Further Assurance

     Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its reasonable efforts to fulfill or obtain the fulfillment of the conditions to the Closing and the Post-Closing Conditions as promptly as practicable.

     5.4  Rights Offering

     Each Investor agrees not to exercise or transfer any of the rights that it receives in connection with the Rights Offering, and to allow such rights to expire unexercised.

SECTION 6 INVESTORS' CLOSING CONDITIONS

     The obligation of the Investors to purchase and pay for the Shares on the Closing Date, as provided in Section 2 hereof, shall be subject to the performance by the Company of its agreements theretofore to be performed hereunder and to the satisfaction, prior thereto or concurrently therewith, of the following further conditions:

     6.1  No Material Adverse Change

     There shall not have occurred any event which in the sole judgment of the Investors has resulted in or is likely to result in a material adverse change in the condition (financial or otherwise), business, operations, assets, properties, financial results, prospects of the Company or market price of the Common Stock and no facts exist which in the sole judgment of the Investors make it inadvisable to proceed with the Closing.

     6.2  Representations and Warranties

     The representations and warranties of the Company contained in this Agreement shall be true on and as of the Closing Date as though such representations and warranties were made at and as of such date, except as otherwise affected by the transactions contemplated hereby.

                                     Page 32 of 47 Pages


     6.3  Compliance with Agreement

     The Company shall have performed and complied with all agreements, covenants and conditions contained in this Agreement which are required to be performed or complied with by the Company prior to or on the Closing Date.

     6.4  Officer's Certificate

     The Investors shall have received a certificate, dated the Closing Date, signed by the Chief Financial Officer of the Company, certifying that the conditions specified in the foregoing Sections 6.1, 6.2 and 6.3 hereof have been fulfilled.

     6.5  Approval of Proceedings

     All proceedings to be taken in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be satisfactory in form and substance to the Investors and their counsel; and the Investors shall have received copies of all documents or other evidence which they and such counsel may request in connection with such transactions and of all records of corporate proceedings in connection therewith in form and substance satisfactory to the Investors and such counsel.

     6.6  Injunction

     There shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as herein provided.

     6.7  Opinion

     The Investors shall receive an opinion of counsel to the Company, Battle Fowler LLP, in form and substance satisfying to Investors and their counsel.

SECTION 7 COMPANY'S POST-CLOSING CONDITIONS

     7.1  Closing of Related Transactions

     The Company shall have: (i) on or before March 15, 1997 commenced the currently contemplated rights offering at a price of $14.00 per share (the "Rights Offering"); and (ii) on or before April 15, 1997 consummated the sale of an aggregate of no less than 1,071,428 shares of Common Stock to Chartwell Leisure Associates L.P. II and FSNL LLC at a price of no less than $14.00 per share (collectively, the "Post-Closing Conditions").

                                             Page 33 of 47 Pages

     7.2  Sale Right

     In the event that each of the Post-Closing Conditions are not met on or before April 15, 1997 (the "Section 7.2 Exercise Date"), the Investors will have the right to sell the Shares purchased herein to the Company by notifying the Company in writing (the "Notice") of its intention to sell Shares back to the Company and the Company shall be required to repurchase such Shares at a price of $14.00 per share plus interest accrued in the Segregated Account from the Investors within two (2) Business Days of receipt of such Notice. The Investors may elect to exercise such right by notifying the Company in writing of their intention to sell such shares to the Company. The Closing of such sale and purchase shall take place at 10:00 a.m. at the offices of Werbel & Carnelutti, at 711 Fifth Avenue, New York, New York 10022, within two (2) Business Days of receipt of such Notice. The Company shall pay the purchase price in immediately available funds against delivery of such Shares and such certificates representing the Shares shall be duly endorsed to the Company or accompanied by duly executed stock power naming the Company as transferee.

     7.3  Officers' Certificate

     The Investors shall have received a certificate signed by the Chief Financial Officer of the Company, certifying that the conditions specified in Section 7.1 hereof have been fulfilled.

SECTION 8 COMPANY'S CLOSING CONDITIONS

     The obligation of the Company to issue and deliver the Shares on the Closing Date, as provided in Section 2 hereof, shall be subject to the performance by the Investors of their agreements theretofore to be performed hereunder and to the satisfaction, prior thereto or concurrently therewith, of the following further conditions:

     8.1  Representations and Warranties

     The representations and warranties of the Investors contained in this Agreement shall be true on and as of the Closing Date as though such warranties and representations were made at and as of such date, except as otherwise affected by the transactions contemplated hereby.

     8.2  Compliance with Agreement

     The Investors shall have performed and complied with all agreements, covenants and conditions contained in this Agreement which are required to be performed or complied with by it prior to or on the Closing Date.

                                             Page 34 of 47 Pages


     8.3  Investor Certificate

     The Company shall have received a certificate from each Investor, dated the Closing Date, signed by a duly authorized representative of each Investor, certifying that the conditions specified in the foregoing Sections 8.1 and 8.2 hereof have been fulfilled.

     8.4  Injunction

     There shall be no effective injunction, writ, preliminary restraining order or any order of any nature issued by a court of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as herein provided.

SECTION 9  COVENANTS

     9.1  Financial and Business Information

     From and after the date hereof, the Company shall deliver to the Investors so long as the Investors collectively hold beneficially (within the meaning of Rule 13d-3 under the Exchange
Act) at least 25% of the Shares being purchased by the Investors on the date hereof:

          (a) Quarterly Statements - as soon as practical, and in any event within 50 days after the close of each of the first three fiscal quarters of each fiscal year of the Company, a copy of the Company's Quarterly Report on Form 10-Q for such quarter or, if the Company is not required to file such a report with the SEC, an unaudited consolidated balance sheet and statements of operations, stockholders' equity and cash flows of the Company and any subsidiaries as at the close of such quarter and covering operations for such quarter, and the portion of the Company's fiscal year ending on the last day of such quarter, all in reasonable detail and prepared in accordance with GAAP consistently applied, subject to audit and year-end adjustments, setting forth in each case in comparative form the figures for the comparable period of the previous fiscal year.

          (b) Annual Statements - as soon as practical after the end of each fiscal year of the Company, and in any event within 105 days thereafter, a copy of the Company's Annual Report on Form 10-K for such year or, if the Company is not required to file such a report with the SEC duplicate copies of:

               (i) consolidated balance sheets of the Company and any subsidiaries at the end of such year; and

                                             Page 35 of 47 Pages

               (ii) consolidated statements of operations, stockholders, equity and cash flows of the Company and any subsidiaries for such year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and accompanied by an opinion thereon of Deloitte & Touche LLP or such other independent certified public accountants of recognized national standing selected by the Company, which opinion shall state that such financial statements fairly present the financial position of the Company and any subsidiaries on a consolidated basis and have been prepared in accordance with GAAP consistently applied (except for changes in application in which such accountants concur) and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as were considered necessary in the circumstances.

          (c) Other Reports - promptly upon their becoming available, one copy of each financial statement, report, notice or proxy statement sent by the Company to stockholders generally;

          (d)  Requested Information - with reasonable
promptness, the Company shall furnish the Investors with such other data and information as from time to time may be reasonably requested.

          (e) Access to Data - The Investors shall be allowed reasonable access to the Company's records, financial data and facilities and they shall have the opportunity to discuss the Company's business, management and financial affairs with the Company's management on a reasonable basis. The Investors shall also have the right to ask questions of the Company's officers on a reasonable basis and the Investors shall have the right to receive answers to their satisfaction. As to so much of the information and other material furnished pursuant to this subsection as constitutes or contains confidential business, financial or other information of the Company or any subsidiary and which is marked "Confidential" or which the Investors are notified is confidential, each Investor, covenants for itself and its directors, officers and partners that it will use due care to prevent its officers, directors, partners, employees, counsel, accountants and other representatives from disclosing such information to persons other than their respective authorized employees, counsel, accountants, shareholders, partners, limited partners and other authorized representatives; provided, however, that each Investor may disclose or deliver any information or other material disclosed to or received by it should the Investor be advised by its counsel that such disclosure or delivery is required by law, regulation or judicial or administrative order.

                                             Page 36 of 47 Pages

For purposes of this Section 8.2, "due care" means at least the same level of care that the Investor would use to protect the confidentiality of its own sensitive or proprietary information, and this obligation shall survive termination of this Agreement.

SECTION 10 REGISTRATION RIGHTS

     Investor shall have the following registration rights with respect to the Shares purchased by it pursuant to this Agreement:

     10.1 Required Registration

     The Company agrees to register the Shares together with the Common Stock sold pursuant to the Company's Rights Offering (the "Rights Offering Registration") or, in the alternative, the Company agrees to register all of the Shares purchased hereunder pursuant to a registration statement on Form S-3. In the event that the Shares are not registered in the Rights Offering Registration, the Company undertakes to file a registration statement on Form S-3 covering resale of the Shares (the "Shelf Registration") and to use its best efforts to cause such registration statement to become effective within ninety (90) days of Closing. The Company shall maintain the effectiveness of the Rights Offering Registration or the Shelf Registration (which ever is applicable) until such time as the investors have sold all of their Shares or are able to sell their Shares under Rule 144 of the Securities Act without limitation.

     10.2 Lock-Up Agreement

     Investors agree not to sell, transfer or otherwise dispose of, directly or indirectly, any of their Shares without the prior written consent of the Company, until August 1, 1997, except pursuant to Section 7.2 hereof.

     10.3 Registration Procedures

          (a) With respect to the registration, qualification or compliance effected by the Company subject to this Section 10, the Company shall keep Investor advised in writing as to the initiation of such registration, qualification and compliance and as to the completion thereof. In addition, the Company shall at its own expense:

               (i) prepare and file with the SEC such amendments and supplements to such registration statement as may be necessary to keep such registration, qualification or compliance effective and comply with provisions of the Securities Act with respect to the disposition of all securities covered thereby during such period;

                                             Page 37 of 47 Pages


               (ii) update, correct, amend and supplement such registration, qualification or compliance as necessary;

               (iii) if such offering is to be underwritten, in whole or in part, enter into a written agreement which is customary in form and substance and reasonably satisfactory to the managing underwriter and the registering Investor;

               (iv) furnish such number of prospectuses, including preliminary prospectuses, and other documents incident thereto as Investor may reasonably request from time to time;

               (v) register or qualify such Shares under such other securities or blue sky laws of such jurisdictions of the United States as Investor may reasonably request to enable it to consummate the disposition in such jurisdiction of the Shares (provided that Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this provision, or (ii) consent to general service of process in any such jurisdiction) or otherwise take action that would subject it to general jurisdiction of the courts of any jurisdiction in which it is not so subject or (iii) subject itself to taxation in any jurisdiction where it is not subject.

               (vi) notify Investor at any time when a prospectus relating to the Shares is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statement therein not misleading, and at the request of Investor, the Company will prepare a supplement or amendment to such prospectus, so that, as thereafter delivered to purchasers of such shares, such prospectus will not contain any untrue statements of a material fact or omit to state any fact necessary to make the statements therein not misleading;

               (vii)     cause all such Shares to be listed on
each securities exchange on which similar securities issued by the Company are then listed and obtain all necessary approvals from The NASDAQ Stock Market for trading thereon;

               (viii)    provide a transfer agent and registrar
for all such Shares not later than the effective date of such registration statement;

               (ix) upon the sale of any Shares pursuant to such registration statement, remove all restrictive legends from all certificates or other instruments evidencing the Shares; and

                                             Page 38 of 47 Pages


               (x) At any time when the registration statement effected pursuant to this Section 10 is effective, upon written notice from the Company to the Investor that the Company determines in the good faith judgment of the Board of Directors or a committee of the Board of Directors of the Company, with the advice of counsel, that the Investor's sale of the Shares pursuant to the registration statement would require disclosure of non-public material information the disclosure of which would have a material adverse effect on the Company (an "Information Blackout"), the Investor shall suspend sales of the Shares pursuant to such registration statement until the earlier of:
(X) the date upon which such material information is disclosed to the public or cease to be material, or (Y) such time as the Company notifies the Investor that sales pursuant to such registration statement be resumed, but in no event, in either case, later than 5 days after the date of such notice.

               (b)  Notwithstanding anything herein to the
contrary, except as required by law, all expenses incurred by the Company in complying with this Section 10, including but not limited to, all registration, qualification and filing fees, printing expenses, fees and disbursements of counsel and accountants for the Company, blue sky fees and expenses (including fees and disbursements of counsel related to all blue sky matters and the fees and expenses of legal counsel to the Investors) ("Registration Expenses") incurred in connection with any registration, qualification or compliance pursuant to this
Section 10 shall be borne by the Company. All underwriting discounts and selling commissions applicable to a sale or disposition of the Shares incurred in connection with any registration of the Shares and all transfer taxes, if any, relating to the sale or disposition of the Shares by the Investors shall be borne by the Investors.

     10.4 Further Information

     If the Shares owned by a Investor are included in the registration, such Investor shall furnish the Company such information regarding itself as the Company may reasonably request and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement and Investor shall indemnify the Company with respect thereto in accordance with Section 10 hereof. Investors hereby represent and warrant to the Company that it has accurately and completely provided the requested information, and Investors agree and acknowledge that the Company may rely on such information as being true and correct for purposes of preparing and filing the Shelf Registration at the time of filing thereof and at the time it is declared effective, unless Investors have notified the Company in writing to the contrary prior to such time.
                                             Page 39 of 47 Pages


SECTION 11  INDEMNIFICATION

     11.1 Indemnification Generally

     The Company, on the one hand, and Investors, on the other hand (each an "Indemnifying Party"), shall indemnify the other from and against any and all losses, damages, liabilities, claims, charges, actions, proceedings, demands, judgments, settlement costs and expenses of any nature whatsoever (including, without limitation, attorneys' fees and expenses) or deficiencies resulting from any breach of a representation, warranty or covenant by the Indemnifying Party and all claims, charges, actions or proceedings incident to or arising out of the foregoing.

     11.2 Indemnification Relating to Registration Rights

          (a) With respect to any registration, qualification or compliance effected or to be effected pursuant to Section 10 of this Agreement, the Company shall indemnify each Investor whose securities are included or are to be included therein, each of such Investor's directors and officers, each underwriter (as defined in the Securities Act) of the securities sold by such Investor (if any), and each Person who controls (within the meaning of the Securities Act) any such Investor or underwriter (a "Controlling Person") from and against all losses, damages, liabilities, claims, charges, actions, proceedings, demands, judgments, settlement costs and expenses of any nature whatsoever (including, without limitation, reasonable attorneys' fees and expenses) or deficiencies of any such Investor or any such underwriter or Controlling Person concerning:

               (i)  any untrue statement (or alleged untrue
statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance;

               (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statement therein, in the light of the circumstances under which it was made, not misleading; or

               (iii) any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company, or of any blue sky or other state securities laws or any rule or regulation promulgated thereunder applicable to the Company,

                                             Page 40 of 47 Pages

in each case, relating to any action or inaction required of the Company in connection with any such registration, qualification or compliance, and subject to Section 11 below will reimburse each such Person entitled to indemnity under this Section 11 for all legal and other expenses reasonably incurred in connection with investigating or defending any such loss, damage, liability, claim, charge, action, proceeding, demand, judgment, settlement or deficiency; provided, however, that, the foregoing indemnity and reimbursement obligation shall not be applicable to the extent that any such matter arises out of or is based on any untrue statement (or alleged untrue statement) or omission (or alleged omission) made in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Investor or by or on behalf of such an underwriter specifically for use in such prospectus, offering circular or other document.

          (b) With respect to any registration, qualification or compliance effected or to be effected pursuant to this Agreement, each Investor whose securities are included or are to be included therein, shall indemnify the Issuer from and against all losses, damages, liabilities, claims, charges, actions, proceedings, demands, judgments, settlement costs and expenses of any nature whatsoever (including, without limitation, reasonable attorneys' fees and expenses) or deficiencies of the Company concerning:

               (i)  any untrue statement (or alleged untrue
statement) of a material fact contained in any prospectus, offering, circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance;

               (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statement therein, in the light of the circumstances under which it was made, not misleading; or

               (iii) any violation by such Investor of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company or such Investor or of any blue sky or other state securities laws or any rule or regulation promulgated thereunder applicable to the Company or such Investor, in each case, relating to any action or inaction required of such Investor in connection with any such registration, qualification or compliance, and subject to Section 11 below will reimburse the Company for all legal and other expenses reasonably incurred in connection with investigating or defending any such loss, damage, liability, claim, charge, action, proceeding, demand, judgment, settlement or deficiency; provided, however, that, the foregoing indemnity and reimbursement obligation of the Investors shall

                                      Page 41 of 47 Pages

only be applicable to the extent that any such matter solely arises out of or is based on any untrue statement (or alleged untrue statement) or omission (or alleged omission) made in reliance upon and in conformity with written information furnished to the Company by the Investor specifically for use in such prospectus, offering circular or other document; and provided, further, however, that, the obligation of the Investor hereunder shall be limited to an amount equal to the proceeds to the Investor sold as contemplated hereunder.

     11.3 Indemnification Procedures

     Each Person entitled to indemnification under this Section (an "Indemnified Party") shall give notice as promptly as reasonably practicable to each party required to provide indemnification under this Section (an "Indemnifying Party") of any action commenced against or by it in respect of which indemnity may be sought hereunder, but failure to so notify, an Indemnifying Party shall not relieve such Indemnifying Party from any liability that it may have otherwise than on account of this indemnity agreement so long as such failure shall not have materially prejudiced the position of the Indemnifying Party. Upon such notification, the Indemnifying Party shall assume the defense of such action if it is a claim brought by a third party, and after such assumption the Indemnifying Party shall not be entitled to reimbursement of any expenses incurred by it in connection with such action except as described below. In any such action, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the contrary or (ii) the named parties in any such action (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing or conflicting interests between them. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent (which shall not be unreasonably withheld or delayed by such Indemnifying Party), but if settled with such consent or if there be final judgment for the plaintiff, the Indemnifying Party shall indemnify the Indemnified Party from and against any loss, damage or liability by reason of such settlement or judgment.

SECTION 12     INTERPRETATION OF THIS AGREEMENT

     12.1 Terms Defined

     As used in this Agreement, the following terms have the respective meanings set forth below or set forth in the Section hereof following such term:

                                             Page 42 of 47 Pages

     Business Day: shall mean a day other than a Saturday, Sunday or other day on which banks in the State of New York are not required or authorized to close.

     Closing: shall mean the consummation of the purchase and sale of the Shares described in Section 2(a).

     Common Stock:  shall have the meaning set forth in Section
1.

     Exchange Act:  shall mean the Securities Exchange Act of
1934.

     GAAP:  shall have the meaning set forth in Section 3.3.

     Governmental Authority: any nation or government, any state or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

     Person: shall mean an individual, partnership, corporation, trust or unincorporated organization, and a government or agency or political subdivision thereof.

     Requirements of Law: means as to any Person, the articles of incorporation, bylaws or other organizational or governing documents of such person, and any domestic or foreign and federal, state or local law, rule, regulation, statute or ordinance or determination of any arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its properties or to which such Person or any of its property is subject.

     SEC:  shall mean the Securities and Exchange Commission.

     Securities Act: shall mean the Securities Act of 1933, as amended.

     Subsidiary: shall mean a corporation of which a Person owns, directly or indirectly, more than 50% of the Voting Stock.

     Voting Stock: shall mean securities of any class or classes of a corporation the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions).

     12.2 Directly or Indirectly

     Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Person.

                                     Page 43 of 47 Pages

     12.3 Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     12.4 Paragraph and Section Headings

     The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

SECTION 13     MISCELLANEOUS

     13.1 Notices

          (a) All communications under this Agreement shall be in writing and shall be mailed by first class mail, postage prepaid, or by overnight courier:

               (i) if to the Investors, c/o Brahman Securities, Inc., 277 Park Avenue, 26th Floor, New York, New York 10017, marked for attention of Mr. Robert Sobel, or at such other address as the Investor may have furnished the Company in writing, with a copy to Werbel & Carnelutti, 711 Fifth Avenue, New York, New York 10022, Attn: Stephen M. Davis, Esq. or

               (ii) if to the Company, at 605 Third Avenue, New York, New York 10158, marked for the attention of the Chairman of the Board, or at such other address as it may have furnished in writing to the Investor with a copy to Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, Attn: John N. Turitzin, Esq.

          (b) Any notice so addressed and mailed (i) by registered or certified mail shall be deemed to be given on the third Business Day after the date the same is so mailed or (ii) by courier shall be deemed to be given on the date on which such notice is received.

     13.2 Expenses

     The Company shall pay the fees and expenses of the Investors, including the Investors' legal fees and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the transactions contemplated hereby and the enforcement of any of the Investors' rights hereunder.

                                             Page 44 of 47 Pages

     13.3 Survival

     All warranties, representations, and covenants made by the Investor and the Company herein or in any certificate or other instrument delivered by the Investors or the Company under this Agreement shall be considered to have been relied upon by the Company or the Investors, as the case may be, and shall survive all deliveries to the Investors of the Shares, or payment to the Company for such Shares, regardless of any investigation made by the Company or the Investors, as the case may be, or on the Company's or the Investors' behalf. All statements in any such certificate or other instrument shall constitute warranties and representation by the Company or the Investors, as the case may be, hereunder.

     13.4 Entire Agreement; Amendment and Waiver

     This Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of each of the parties. This Agreement and the agreements attached as Exhibits hereto constitute the entire understandings of the parties hereto and supersede all prior agreements or understandings with respect to the subject matter hereof between such parties. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of the Company and the Investor.

     13.5 Counterparts

     This Agreement may be executed in one or more counterparts with the same effect as if the parties executing the counterparts had each executed one instrument as of the day and year first above written.

                                             Page 45 of 47 Pages

     13.6 Successors and Assigns

     This Agreement and all of the provisions hereof, including all of rights of the Investors hereunder, shall inure to the benefit of the parties hereto and their respective successors and assigns.

                              Very truly yours,

                              CHARTWELL LEISURE INC.


                              By:--------------------------
                                 Name:   Richard L. Fisher
                                 Title:  Chief Executive Officer

QUOTA FUND N.V. - "BRAHMAN"

By:-----------------------
   Name:
   Title:

BRAHMAN PARTNERS II, L.P.

By: ------------------------
    Name:
    Title:

GENESIS CAPITAL FUND - "BRAHMAN"

By:----------------------------
   Name:
   Title:

B-Y PARTNERS, L.P.

By:-----------------------------
    Name:
    Title:

BRAHMAN INSTITUTIONAL PARTNERS, L.P.


By:-----------------------------
   Name:
   Title:

BRAHMAN PARTNERS II OFFSHORE, LTD.

By: ----------------------------
    Name:
    Title:

                                             Page 46 of 47 Pages

                         Schedule 2

                         Investors


Investor Name       Number of Shares    Purchase Price
-------------------------------------------------------
-------------------------------------------------------
Quota Fund N.V.
 - "Brahman"             167,900           $ 2,350,600
--------------------------------------------------------
Brahman Partners II,
 L.P.                    204,500             2,863,000
--------------------------------------------------------
Genesis Capital Fund
 - "Brahman"              19,600               274,400
--------------------------------------------------------
B-Y Partners, L.P.       262,700             3,677,800
---------------------------------------------------------
Brahman Institutional
 Partners, L.P.          253,400             3,547,600
---------------------------------------------------------
Brahman Partners II
 Offshore, Ltd.           91,900             1,286,600
---------------------------------------------------------
             TOTAL       1,000,000           $14,000,000

-----------

                                        Page 47 of 47 Pages

                         Schedule 3.4

                              Rights

(1) As of January 31, 1995, an aggregate of 3,000,000 shares of Common Stock reserved for issuance under the Company's 1994 Stock
Option Plan, including 2,107,833 shares as to which options were then outstanding.

(2) As of January 31, 1996, 373,280 shares of Common Stock reserved for issuance under HFS Incorporated's 1992 Incentive
Stock Option Plan, as to which 373,280 options were then outstanding.

(3)  Chartwell Leisure Associates L.P. II ("CL Associates") and
FSNL LLC ("FSNL") pursuant to the Registration Rights Agreement, dated as of August 8, 1996, between CL Associates, FSNL and
Chartwell Leisure Inc.


90173